FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January, 2020

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

Item
1	Relevant Information dated January 9, 2020

Item 1

Banco Santander, S.A. (“Banco Santander” or the “Issuer”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

In connection with the issue of Series I/2014 Non-Step-Up Non-Cumulative Contingent Convertible Perpetual Preferred Tier 1 Securities, with a nominal total value of one thousand five hundred million euros (EUR 1,500,000,000), with ISIN code XS1043535092 and common code 104353509, which remain outstanding and are traded on the Global Exchange Market of the Irish Stock Exchange (the “CoCos”), Banco Santander announces its intention to carry out the voluntary early redemption of all of the outstanding CoCos on the next payment date of the corresponding distribution falling on 12 March 2020.

The early redemption of all of the outstanding CoCos shall be agreed, if applicable, once the Issuer has carried out one or more new issues of additional tier 1 capital instruments for at least the same total nominal amount as the CoCos, and subject in any event to the Conditions of the Preferred Securities of the relevant prospectus of the CoCos (Offering Circular dated 6 March 2014) (the “Terms and Conditions”) and the other conditions set out in the prior authorisation of the European Central Bank, which has already been obtained.

The Issuer’s irrevocable decision to exercise the optional early redemption right would be communicated, if any, to the holders of the CoCos by means of a material fact announcement and other foreseen notices, in the form, within the required timeframe (i.e., from and including 12 January 2020 to and including 11 February 2020) and for the purposes set out in conditions 6 and 11 of the Terms and Conditions.

Boadilla del Monte (Madrid), 9 January 2020

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: January 9, 2020	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer